UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TAT TECHNOLOGIES LTD.
(Exact Name of Registrant as Specified in Charter)

Commission file number: 0-16050

TAT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)
Israel
(Jurisdiction of incorporation or organization)
P.O. Box 80, Gedera 70750, Israel
(Address of principal executive offices)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

TAT Technologies Ltd. (the "Company") evaluated its current product lines and determined that certain products it manufactures or contracts to manufacture contain Gold and Tin, which are considered within the scope of the relevant "Conflict Minerals" or "3TG", which are defined as Gold, Tantalum, Tungsten and Tin, which are necessary to the functionality or production its products.

Based on a reasonable country of origin inquiry (“RCOI”) performed, the Company cannot yet determine with complete certainty whether the necessary Conflict Minerals used in its products originate, or likely originate, entirely from recycled or scrap sources or if the Conflict Minerals originated or may have originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”).

As a result, we are filing a Conflict Minerals Report. The Company carries out due diligence on its mineral supply chain according to the guidelines and framework established by the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Due Diligence Guidance”).

A copy of The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: www.TAT-Technologies.com under "Investors", or at the following link: https://tat-technologies.com/investors/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

	By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: May 27, 2020